SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of November 2004

                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated November 11, 2004 with respect to the Registrant's results of operations for the quarter ended September 30, 2004.

      Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Discussion with respect to the Registrant's results of operations for the quarter ended September 30, 2004.

      Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant's unaudited consolidated financial statements for the quarter ended September 30, 2004.

      Attached hereto as Exhibit 4 and incorporated herein by reference is the Unaudited Condensed interim consolidated financial statements of Neusiedler Hadera Paper Ltd. with respect to the quarter ended September 30, 2004.

      Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended September 30, 2004.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          AMERICAN ISRAELI PAPER MILLS LTD.
                                          (Registrant)


                                          By: /s/ Lea Katz
                                              ----------------------------------
                                              Name:  Lea Katz
                                              Title: Corporate Secretary

Dated: November 11, 2004.

                                  EXHIBIT INDEX
                                  -------------


           Exhibit No.        Description
           -----------        -----------

               1.             Press release dated November 11, 2004.

               2.             Registrant's management discussion.

               3.             Registrant's   unaudited  condensed   consolidated
                              financial statements.

               4.             Interim report of Neusiedler Hadera Paper Ltd.

               5.             Unaudited condensed interim consolidated financial
                              statements    of    Hogla-Kimberly     Ltd.    and
                              subsidiaries.

                                                                       Exhibit 1


                                              NEWS

                                              Client:  AMERICAN ISRAELI
                                                       PAPER MILLS LTD.

                                              Agency Contact:  PHILIP Y. SARDOFF

                                              For Release:  IMMEDIATE




                        American Israeli Paper Mills Ltd.
           Reports Financial Results For Third Quarter and Nine Months



Hadera, Israel, November 11, 2004 - American Israeli Paper Mills Ltd. (ASE:AIP) (the "Company" or "AIPM") today reported financial results for the third quarter and first nine months ended September 30,2004.

Pursuant to the directives of Standard No.12 of the Accounting Israeli Standards Board ("Standard 12"), the Company began to report in nominal New Israeli Shekels (NIS) as of January 1, 2004. In the past, the Company's reports were in NIS, adjusted to changes in the exchange rate of the US dollar against the NIS. The comparison figures with the corresponding periods last year and with all of 2003 are the dollar figures, as reported in the past, multiplied by the exchange rate of the US dollar as of December 31, 2003, the day of the transition to NIS-based reporting pursuant to Standard 12 ($1 = NIS 4.379).

Since the Company's share in the earnings of associated companies constitutes a material component in the Company's statement of income (primarily on account of its share in the earnings of Neusiedler Hadera Paper (NHP) and Hogla-Kimberly (H-K) that were consolidated in the past, until the transfer of control over these companies to the international strategic partners), the Company also presents the aggregate data which include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under "earnings from associated companies"), net of intercompany sales and irrespective of the percentage of holding.

Aggregate  group  sales in the first nine  months of 2004  (January -  September
2004) totaled NIS 2,001.9 million compared with NIS 1,764.8 million in the corresponding period last year (January - September 2003). Aggregate sales in the third quarter of 2004 (July - September 2004) totaled NIS 664.9 million, compared with NIS 621.9 million in the corresponding quarter last year (July - September 2003).

Aggregate operating profit in the first nine months of 2004 totaled NIS 147.0 million compared with NIS 119.9 million in the corresponding period last year.

Aggregate operating profit in the third quarter of 2004 totaled NIS 41.9 million, compared with NIS 46.6 million in the corresponding quarter last year.

The consolidated data below does not include the results of operations of NHP, H-K, Carmel Container Systems and TMM Integrated Recycling industries, which are included in the Company's share in results of associated companies.

Consolidated sales in the first nine months of 2004 totaled NIS 358.3 million compared with NIS 350.0 million in the corresponding period last year. Consolidated sales in the third quarter of the year totaled NIS 120.1 million, compared with NIS 117.3 million in the corresponding quarter last year.

Operating profit in the first nine months of 2004 totaled NIS 40.6 million compared with NIS 35.0 million in the corresponding period last year. Operating profit in the third quarter of 2004 totaled NIS 13.3 million, compared with NIS
12.0 million in the corresponding quarter last year.

Profit after taxes and before the Company's share in the profits of associated companies in the reported period amounted to NIS 27.4 million (including an extraordinary tax benefit of NIS 5.8 million - see below), compared with NIS
17.4 million in the corresponding period last year (including NIS 1 million non-recurring capital gain).

Net profit totaled NIS 57.0 million during the nine months period this year, as compared with NIS 45.0 million in the corresponding period last year. Net profit in the reported period includes profit in respect of the effects of the reduction of the corporate tax rate (from 36% to 30% by 2007) on the deferred tax reserve (at the Company, and our share in associated companies), which amounted to NIS 10.2 million Net profit in the corresponding period last year included approximately NIS 1.0 million in net non-recurring capital gains.

Earnings per share (EPS)in the first nine months of 2004 totaled NIS 14.05 compared with NIS 11.19for the corresponding period last year.

The inflation rate in the first nine months of 2004 was 1.2% as compared with negative inflation rate of -1.5% in the corresponding period last year.

The exchange rate of the NIS was devaluated against the U.S. dollar in the first nine months of 2004 by approximately 2.4% as compared with a revaluation of 6.2% in the corresponding period last year.

Mr. Yaacov Yerushalmi, Chairman of the Company's Board of Directors, said that a certain growth and recovery has been felt in the Israeli economy since the beginning of 2004, reflected by positive growth rates, increased demand and an optimistic atmosphere in the markets.

Nevertheless, this growth has scaled back somewhat over the past several months, and the growth in demand in the Israeli economy has stopped.

Pulp prices have been rising since March 2004 and in view of the competition from imports - primarily from Europe - the margins between paper selling prices and pulp prices have decreased.

The rising fuel prices over the past several months also affect the Group's operations, both on account of higher fuel oil and electricity prices - that serve for production - and primarily due to the higher diesel prices, that serve for the Group's transportation.

Despite the aforesaid market conditions, the Group managed to maintain its profitability.

The consolidated gross margin as a percentage of sales reached 22.8% in the first nine months of 2004 as compared with 22.3% in the corresponding period last year.

The improved gross margin compared to the corresponding period last year, resulted from the Company's increased sales and continuing efficiency measures. The improvement in the profit was partially offset by the increase of raw materials prices, mainly in the collection of paper waste for recycling.

The Company's share in the earnings of associated companies in the reported period amounted to NIS 29.6 million (including NIS 4.4 million representing the Company's share in a non-recurring benefit recorded in respect of the change in the corporate tax rate), compared with NIS 27.6 million in the corresponding period last year.

The following principal changes were recorded in the Company's share in the earnings of the main associated companies (this year - not including the aforementioned tax benefit), in relation to the corresponding period last year:

o The Company's share in the net earnings of NHP (49.9%), fell by NIS 3.2 million. The decline in the earnings is due to a decrease in operating profit (primarily due to lower margins, resulting from higher pulp prices that were not fully compensated for by higher selling prices, due to the escalating competition in the fine paper sector in Europe). Additional factor resulting in the decline is the elevated financial expenses this year resulting from the repayment of shareholder loans, that led to an increase in NHP's debt balance, and from the 2.4% devaluation of the NIS against the U.S. dollar (due to the transition to reporting in NIS pursuant to Standard 12, since NHP possesses a surplus of dollar-denominated liabilities).

o The Company's share in the earnings of Hogla-Kimberly Israel (49.9%) increased by approximately NIS 3.9 million, primarily due to the ongoing improvement in operating profit at Hogla-Kimberly Israel, as compared with the corresponding period last year. This improvement was achieved primarily as a result of higher sales prices and quantitative growth, coupled with the continuing efficiency measures, both in logistics and in production, and particularly as a result of the expanded production of Huggies diapers in Afula. The said increase was offset by lower financial revenues this year as compared with last year, due to the transition to reporting in NIS pursuant to Standard 12 and the effects of devaluation/revaluation differentials on Hogla's linkage balance sheet.

o The Company's share in the net profits of Ovisan (Turkey) (49.9%) fell by NIS 7.6 million despite the increased output and the expansion of operations and was attributable primarily to the effects of the devaluation of the Turkish lira, affecting both the costs of raw materials, which are purchased mainly in dollars, and the financial expenses. The results were also influenced by the fierce competition in the Turkish market, expressed by increased advertising expenses along with lower prices.

o The Company's share in the net profits of the Carmel Group (26.25%) increased by NIS 2.5 million, due to the continuing improvement in the operating profit. The improvement is attributed to the comprehensive efficiency measures being initiated by the Carmel Group, coupled with the growth in the volume of operations.

o The Company's share in the net profits of TMM (41.6%) increased by NIS 0.2 million. The improvement is attributed to a certain improvement in the operating profit (despite the significant increase in transportation costs, due to the considerable rise in diesel prices), coupled with a significant decrease in the TMM's financial expenses during the reported period, as compared with the corresponding period last year, attributed - among other factors - to the decrease in the interest rate between the periods.


A total of 16,678 shares were issued during the reported period (0.4% dilution), as a result of the exercise of 44,494 option warrants as part of the Company's employee stock option plans.

In August, the Company declared a dividend payment for 2004, in the amount of approximately NIS 100 million (NIS 25.12 per share). The dividend was paid in September 2004.


This report contains various forward-looking statements based upon the Board of Directors' present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

                        AMERICAN ISRAELI PAPER MILLS LTD.
                               SUMMARY OF RESULTS
                                   (UNAUDITED)
                               NIS IN THOUSANDS(1)
                            except per share amounts


                   Nine Months Ended September 30,
                   -------------------------------

                          2004            2003
                          ----            ----


Net sales               358,316         349,989

Net earnings             57,023(2)       44,951

Earnings per share        14.05(2)        11.19


                   Three Months Ended September 30,
                   --------------------------------

                         2004          2003
                         ----          ----


Net sales               120,072      117,292

Net earnings             14,393       13,596

Earnings per share         3.56         3.38


(1) New Israeli Shekel amounts are reported according to Accounting Standard No. 12 of the Israeli Accounting Standard Board (hereafter - Standard No. 12) - "Discontinuance of Adjusting Financial Statements for Inflation". The reported NIS under Standard No. 12 are nominal NIS, for transactions made after January 1, 2004. The amounts of the corresponding period last year have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel until the end of December 2003 (date of transition to Standard No. 12).


         The   representative   exchange  rate  at  September  30,2004  was  NIS
         4.482=$1.00 and the representative exchange rate at December 31,2003 was NIS 4.379=$1.00.

(2) The net earnings in the reported period include NIS 10.2 million, tax benefit resulting from a tax rate reduction (including the company's share in the tax benefit of the associated companies) - see above.

                                                                       Exhibit 2

                                                               November 10, 2004

MANAGEMENT  DISCUSSION

We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group ("AIPM" or the "Group") for the first nine months of the year 2004.

A.    Summary of the Group and its Business Environment

      1.    General

             AIPM is the leading Israeli group in the manufacture of paper and paper products. The Group produces and markets a wide range of paper types, household paper products, hygienic products, disposable baby diapers, absorbent products for the incontinent, office supplies, corrugated board packaging and consumer packaging. The Group is also engaged in recycling operations in the fields of paper and plastics as well as in the treatment of solid waste.

             The company's securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange (AMEX).

      2.    The Business Environment

            The Israeli economy embarked on a trend of growth and recovery since the beginning of 2004, following a severe recession that lasted several years. This recovery was expressed by positive growth rates, increased demand and an optimistic atmosphere in the markets. Nevertheless, this growth has scaled back somewhat over the past several months, and the growth in demand in the Israeli economy has stopped.

            In all sectors of operation, the AIPM Group is continuing to deal with significant and escalating competition in the local market and against imports.

            A strike in the Israeli ports, that lasted for one month in the third quarter of the year, also affected the financial results during the reported period, due to delays in the arrival of raw materials and in the departure of export shipments, coupled with additional costs on account of payments to shipping companies for transportation and storage in foreign ports.

            Pulp prices have been rising since March 2004 and in view of the competition from imports - primarily in Europe - the margins between paper selling prices and pulp prices have decreased.

            The rising fuel prices over the past several months also affect the Group's operations, both on account of higher fuel oil and electricity prices - that serve for production - and primarily due to the higher diesel prices, that serve for the Group's transportation means.

            Despite the aforesaid market conditions, the Group managed to maintain its profitability while continuing its development and examining the possibility of transforming its energy generation systems to natural gas.

            The Group made the transition to reporting in nominal New Israeli Shekels (NIS) in 2004, pursuant to the directives of Standard 12 of the Israeli Accounting Standards Board. In the past, the Group's reports were in NIS, adjusted to changes in the exchange rate of the US dollar against the NIS. The comparison figures with the corresponding period last year and with all of 2003 are the dollar figures, as reported in the past, multiplied by the exchange rate of the US dollar as at December 31, 2003, the day of the transition to NIS-based reporting pursuant to Standard 12 ($1 = NIS 4.379).

            During the reported period (January-September 2004), the exchange rate of the NIS in relation to the US dollar was devaluated by approximately 2.4%, as compared with a revaluation of 6.2% in the corresponding period last year (January-September 2003).

            The inflation rate during the reported period amounted to 1.2%, as compared with a negative inflation rate of -1.5% in the corresponding period last year.


B.    Results of Operations

      1.    Aggregate Data

            Since the Group's share in the earnings of associated companies constitutes a material component in the company's statement of income (primarily on account of its share in the earnings of Neusiedler Hadera Paper ("NHP") and Hogla-Kimberly that were consolidated in the past, until the transfer of control over these companies to the international strategic partners), the aggregate data appearing below also include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under "earnings from associated companies"), without considering the rate of holding and net of mutual sales.

            The aggregate sales amounted to NIS 2,001.9 million during the reported period, as compared with NIS 1,764.8 million in the corresponding period last year.

            The aggregate operating profit totaled NIS 147.0 million during the reported period, as compared with NIS 119.9 million in the corresponding period last year.

            The aggregate sales in the third quarter of the year (July-September
            2004) totaled NIS 664.9 million, as compared with NIS 621.9 million in the corresponding quarter last year (July-September 2003).

            The aggregate operating income in the third quarter of the year totaled NIS 41.9 million, as compared with NIS 46.6 million in the corresponding quarter last year.

      2.    Consolidated Data

            The Consolidated data does not include the results of operation of NHP (fine paper), Hogla-Kimberly, Carmel and TMM.

            The sales during the reported period amounted to NIS 358.3 million, as compared with NIS 350.0 million in the corresponding period last year.

            The operating profit totaled NIS 40.6 million during the reported period, as compared with NIS 35.0 million in the corresponding period last year.

            The sales in the third quarter of the year amounted to NIS 120.1 million, as compared with NIS 117.3 million in the corresponding quarter last year.

            The operating income in the third quarter of the year totaled NIS
            13.3 million, as compared with NIS 12.0 million in the corresponding quarter last year.

            The financial expenses amounted to NIS 7.6 million during the reported period, as compared with NIS 11.7 million in the corresponding period last year (see C5, below).

            The profit after taxes and prior to the company's share in the earnings of associated companies amounted to NIS 27.4 million this year (including an extraordinary tax benefit of NIS 5.8 million - see below), as compared with NIS 17.4 million in the corresponding period last year.

      3.    Net Profit and Earnings Per Share

            The net profit totaled NIS 57.0 million during the reported period, as compared with NIS 45.0 million in the corresponding period last year.

            The net profit in the reported period includes profit in respect of the effects of the reduction of the corporate tax rate (gradually from 36% to 30% by 2007) on the deferred tax reserve (at the Company, and our share in associated companies), which amounted to NIS 10.2 million (see also C6 below). The net profit last year included NIS 1.0 million in non-recurring capital gains, net.

            The Earnings Per Share in the reported period amounted to NIS 1,405 per NIS 1 par value ($3.14 per share), as compared with NIS 1,119 per NIS 1 par value ($2.56 per share) in the corresponding period last year.

            The return on shareholders' equity in annual terms (not including extraordinary earnings) amounted to 10.2% during the reported period, as compared with 9.2% in the corresponding period last year.


C.    Analysis of Operations and Profitability

      The analysis set forth below is based on the consolidated data.

      1.    Sales

            The consolidated sales during the reported period amounted to NIS
            358.3 million, as compared with NIS 350.0 million in the corresponding period last year.

            The increase in sales is primarily attributed to a quantitative increase in the sales of packaging paper and a slight improvement in the average price of fluting and of paper waste.


      2.    Cost of Sales

            The cost of sales amounted to NIS 276.8 million, or 77.2% of sales, during the reported period, as compared with NIS 272.0 million, or 77.7% of sales, in the corresponding period last year.

            The gross margin as a percentage of sales reached 22.8% during the reported period, as compared with 22.3% in the corresponding period last year.

            The improved gross margin compared to the corresponding period last year, resulted from the Company's increased sales and continuing efficiency measures. The said improvement in the profit was partially offset by the increase of raw materials prices, primarily in the collection of paper waste for recycling.

            Labor Wages

            Wages in the cost of sales and selling, general and administrative expenses amounted to NIS 108.1 million in the reported period, as compared with NIS 102.3 million in the corresponding period last year.

            Since in the corresponding period the data were reported adjusted to the dollar, and taking into account the effects of changes in the exchange rate of the dollar on the reporting last year, with the transition to reporting in accordance with Standard 12, the adjusted cost of wages last year, presented above, is about NIS 4.7 million lower than the nominal cost incurred at that time that amounted to NIS 107.0 million.

      3.    Selling, General and Administrative Expenses

            The selling, general and administrative expenses (including wages) amounted to NIS 40.9 million in the reported period, or 11.4% of sales, as compared with NIS 43.0 million, or 12.3% of sales, in the corresponding period last year.

      4.    Operating Income

            The operating profit totaled NIS 40.6 million during the reported period (11.3% of sales), as compared with NIS 35.0 million (10.0% of sales) in the corresponding period last year.

      5.    Financial Expenses

            The financial expenses amounted to NIS 7.6 million during the reported period, as compared with NIS 11.7 million in the corresponding period last year.

            The structure of the Company's linkage bases includes a surplus of dollar-linked assets on the one hand, coupled with a surplus of NIS-denominated liabilities, on the other hand.

            The financial expenses in the corresponding period last year were influenced by the sharp revaluation of the shekel against the dollar (6.2%), which caused a significant increase in the financial expenses during the said period, as financial reporting was adjusted to the dollar.

            With the transition to reporting in nominal shekels in accordance with Standard 12 this year, the Company's financial expenses have decreased in the reported period this year, as a result of the effects of the devaluation during the reported period (2.4%) on the Company's surplus dollar assets.

            The financial expenses this year were also influenced - on the one hand - by the decrease in the average interest rates on short-term credit (from 8.8% last year to 5.1% this year), and by the increased credit and the impact of the issue of notes in late 2003, on the other hand.

      6.    Taxes on Income

            Taxes on income from current operations amounted to NIS 11.4 million in the reported period, as compared with NIS 7.0 million in the corresponding period last year.

            The principal factors responsible for the increase in tax expenses in the reported period as compared with the corresponding period last year, are the growth in pre-tax profits this year and the benefit recorded last year due to the sharp increase in tax expenses (erosion of the reserve).

            In June this year a law was passed in Israel, effective retroactively from January 1, 2004, which gradually lowers the corporate tax rate (36% prior to the amendment) to 35% in 2004 and down to 30% by 2007.

            The effect of this change on the Company's deferred taxes (in the consolidated report) amounted to a benefit of NIS 5.8 million (primarily due to the decrease in future tax liabilities which were deferred in respect of timing differences in depreciation, which was calculated at an accelerated pace in the tax reports). This benefit served to lower the reported tax expenses this year to only NIS 5.6 million.


      7.    Company's Share in Earnings of Associated Companies

            The companies whose earnings are reported under this item (according to AIPM's holdings therein), include primarily: NHP, Hogla-Kimberly, Carmel and TMM.

            The Company's share in the earnings of associated companies amounted to NIS 29.6 million in the reported period (including NIS 4.4 million as our share in a non-recurring benefit recorded in respect of the change in the corporate tax rate on the deferred earnings of the companies), as compared with NIS 27.6 million in the corresponding period last year.

            The following principal changes were recorded in the Company's share in the earnings of associated companies (this year - not including the aforementioned tax benefit), in relation to the corresponding period last year:

            - The Company's share in the net earnings of NHP (49.9%), fell by NIS 3.2 million. The decline in the earnings is due to a decrease in operating profit

                  (primarily due to lower margins, resulting from higher pulp prices that were not fully compensated for by higher selling prices, due to the escalating competition in the fine paper sector in Europe). Additional factor resulting in the decline is the elevated financial expenses this year resulting from the repayment of shareholder loans, that led to an increase in NHP's debt balance, and from the 2.4% devaluation of the NIS against the U.S. dollar (due to the transition to reporting in NIS pursuant to Standard 12, since NHP possesses a surplus of dollar-denominated liabilities).


            - The Company's share in the earnings of Hogla-Kimberly Israel (49.9%) increased by approximately NIS 3.9 million, primarily due to the ongoing improvement in operating profit at Hogla-Kimberly Israel, as compared with the corresponding period last year. This improvement was achieved primarily as a result of higher sales prices and quantitative growth, coupled with the continuing efficiency measures, both in logistics and in production, and particularly as a result of the expanded production of Huggies diapers in Afula. The said increase was offset by lower financial revenues this year as compared with last year, due to the transition to reporting in NIS pursuant to Standard 12 and the effects of devaluation/revaluation differentials on Hogla's linkage balance sheet.

            - The Company's share in the net profits of Ovisan (Turkey) (49.9%) fell by NIS 7.6 million despite the increased output and the expansion of operations and was attributable primarily to the effects of the devaluation of the Turkish lira, affecting both the costs of raw materials, which are purchased mainly in dollars, and the financial expenses. The results were also influenced by the fierce competition in the Turkish market, expressed by increased advertising expenses along with lower prices.

            - The Company's share in the net profits of the Carmel Group (26.25%) increased by NIS 2.5 million, due to the continuing improvement in the operating profit. The improvement is attributed to the comprehensive efficiency measures being initiated by the Carmel Group, coupled with the growth in the volume of operations.

            - The Company's share in the net profit of TMM (41.6%) increased by NIS 0.2 million. The improvement is attributed to a certain improvement in the operating profit (despite the significant increase in transportation costs, due to the considerable rise in diesel prices), coupled with a significant decrease in TMM's high financial expenses during the reported period, as compared with the corresponding period last year, attributed - among other factors - to the decrease in the interest rate between the periods.

D.    Liquidity and Investments

      1.    Accounts Receivable - Trade

            Accounts Receivable, as at September 30, 2004, amounted to NIS 155.1 million, as compared with NIS 146.0 million at September 30, 2003. The higher accounts receivable balance is attributed primarily to the growth in the volume of operations.

      2.    Cash Flows

            The operating cash flows totaled NIS 33.8 million during the reported period, as compared with NIS 15.6 million in the corresponding period last year (Prior to NIS 16.4 million in dividends received from an associated company. Together with the said dividend, the cash flows from operating activities amounted to NIS 32.0 million last year). The improvement in the cash flows from operating activities during the reported period originated primarily from a smaller increase in operating working capital during the reported period, as compared with last year, when significant growth was recorded, primarily of a non-recurring nature.

      3.    Investments in Fixed Assets

            Investments in fixed assets totaled NIS 20.9 million in the reported period, as compared with NIS 19.2 million in the corresponding period last year, and included current investments in production, marketing and transport processes as well as the expansion of confidential data destruction operations in Israel.

      4.    Financial Liabilities

            The long-term liabilities (including current maturities) amounted to NIS 270.9 million as at September 30, 2004, as compared with NIS
            73.9 million as at September 30, 2003. Most of the increase in the long-term liabilities is attributed to loans raised through an issue of notes (Series 2) from institutional entities, in the amount of NIS 200 million, on December 21, 2003.

            Some of the proceeds from the issue of the notes served for the repayment of short-term credit, while the rest was invested primarily in deposits and in short-term financial assets.

            The balance of short-term credit, as at September 30, 2004, amounted to NIS 112.6 million, as compared with NIS 188.1 million at September 30, 2003.

E.    Exposure and Management of Market Risks

      Pursuant to the Management Discussion dated December 31,2001, which outlined the essence of the exposure and management of market risks, as set forth by the board of directors, the following is an update, true to September 30, 2004.

      The Company possesses CPI-linked liabilities (net of deposits) in the net overall sum of NIS 180 million, with the interest thereupon being no higher than the market interest rate. In the event that the inflation rate shall rise significantly, a loss may be recorded in the Company's financial statements, due to the surplus of CPI-linked liabilities. Therefore in January 2004, the company entered into a forward transaction, with a term of one year, to hedge a sum of NIS 200 million against a rise in the CPI (at a cost of 0.92% per annum).

      Report of Linkage Bases
      The following are the balance sheet items, according to linkage bases, as at December 31,2003 and updated for September 30, 2004.

------------------------------------------ ------------- --------- ------------------- --------------- ------------

In NIS Millions                              Unlinked    CPI-linked     In foreign       Non-monetary      Total
                                                                   currency, or linked      items
                                                                    thereto (primarily
                                                                           US$)
------------------------------------------ ------------- --------- ------------------- --------------- ------------
Assets

Cash and cash equivalents                        1.4                        2.7                                4.1
Short-term deposits and
    investments                                 16.4          45.7                                            62.1
Other Accounts Receivable                      235.9                       46.9               10.4           293.2
Inventories                                                                                   87.6            87.6
Investments in associated
    companies                                   12.6          11.2          9.0              369.3           402.1
Deferred taxes on income                                                                       3.9             3.9
Fixed assets, net                                                                            325.0           325.0
Deferred expenses, net of
    accrued amortization                                                                       1.1             1.1
------------------------------------------ ------------- --------- ------------------- --------------- ------------
Total Assets                                   266.3          56.9         58.6              797.3         1,179.1
                                               -----          ----         ----              -----         -------

Liabilities
Credit from Banks                              112.6                                                         112.6
Accounts Payable                               158.5                       10.6                              169.1
Deferred taxes on income                                                                      54.7            54.7
Notes                                                        235.8                                           235.8
Other liabilities                               32.8                        2.3                               35.1
Shareholders' equity                                                                         571.8           571.8
------------------------------------------ ------------- --------- ------------------- --------------- ------------
Total liabilities and equity                   303.9         235.8         12.9              626.5         1,179.1
                                               -----         -----         ----              -----         -------
------------------------------------------ ------------- --------- ------------------- --------------- ------------

Surplus financial assets (liabilities)         (37.6)       (178.9)        45.7              170.8             -
as at Sept-30-2004
------------------------------------------ ------------- --------- ------------------- --------------- ------------

Surplus financial assets (liabilities)          69.4        (229.2)        65.2               94.6             -
as at Dec- 31- 2003
------------------------------------------ ------------- --------- ------------------- --------------- ------------

      Associated Companies

      Hogla-Kimberly, an associated company, possesses a subsidiary operating in Turkey. The impact of the exposure of this subsidiary to the economic situation in Turkey - and especially to fluctuations in the exchange rate of the Turkish lira in relation to the US dollar - might affect the Group's financial statements within the framework of the Company's share in the earnings of associated companies.

E.    Forward-Looking Statements

       This report contains various forward-looking statements, based upon the Board of Directors' present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact considerably differ from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

F.    Miscellaneous

      The Company began operating in the confidential data destruction sector in Switzerland this year, through the operation of mobile shredder trucks at customer sites, as part of a process intended to analyze the feasibility of penetrating this sector of operations in Europe. The company is currently in the organization stages and the building of a customer base.


G.    Donations and Contributions

      The AIPM Group, within the framework of its business and social commitment, invests efforts and resources in community assistance and support, while focusing on providing help to the weaker echelons of Israeli society -primarily teenagers - as part of a desire to build and contribute to shaping the human fabric of Israeli society. As part of this policy, the company makes contributions to various institutions that are active in the said areas, while also participating, through its employees, in volunteering work in the community, for promoting these same objectives.

      Moreover, the Group operates, through the Shenkar Foundation, that was established by the company together with its Austrian partner in NHP, where a sum totaling NIS 90 thousand was granted for student scholarships this year.

H.    General

      o 16,678 shares were issued during the reported period (0.4% dilution), on account of the exercise of 44,494 option warrants as part of the Company's employee option plans.

      o The company signed a memorandum of understanding in August 2004, subject to the signing of an agreement, for the purchase of natural gas from the partners in the Thetis Sea Group, as part of the Company's plans to convert its energy generating systems to natural gas.

      o During the Company's board meeting held on August 11, 2004, a decision was made to distribute a total sum of NIS 100 million as dividends to the shareholders on account of 2004 (NIS 25.12 per share).
            The dividend was paid in September 2004.

      o The board of directors decided on October 12, 2004, to appoint Avi Brener as the Group's General Manager. The appointment will be effective as of January 1, 2005.








---------------------------------------  ---------------------------------------
           Y. Yerushalmi                               Zvi Livnat
  Chairman of the Board of Directors                    Director

                                                                       Exhibit 3
AMERICAN ISRAELI PAPER MILLS LTD.


SUMMARY OF CONSOLIDATED BALANCE SHEETS
NIS IN THOUSANDS (see note 1c)

                                                 SEP. 30, 2004   SEP. 30, 2003     DEC. 31, 2003
                                                  (UNAUDITED)     (UNAUDITED)        (AUDITED)
                                                  ----------       ----------       ----------
Current assets :

Cash and cash equivalents                              4,088            5,549          158,706

Short-term deposit and investments                    62,087                            20,000

Receivables :
    Trade                                            155,141          146,041          140,996
    Other                                            137,975          140,488          128,246

Inventories                                           87,645           88,433           90,654

                                                  ----------       ----------       ----------
Total current assets                                 446,936          380,511          538,602

Investments and long term receivables:

Investments in associated companies                  402,090          381,389          383,879

Deferred income taxes                                  3,885                             3,885
                                                  ----------       ----------       ----------
                                                     405,975          381,389          387,764

Fixed assets

Cost                                                 969,531          945,754          953,656
Less - accumulated depreciation                      644,510          622,905          628,015

                                                  ----------       ----------       ----------
                                                     325,021          322,849          325,641

Deferred charges -
    net of accumulated amortization                    1,146              485            1,267

                                                  ----------       ----------       ----------
                                                   1,179,078        1,085,234        1,253,274
                                                  ----------       ----------       ----------

Current liabilities:

Credit from banks                                    112,573          188,058          144,989

Current maturities of long-term notes                  6,668            6,542            6,590

Payables and accured liabilities :

    Trade                                             84,132           89,567           84,602

    Other                                             85,021           73,827           73,010

                                                  ----------       ----------       ----------
Total current liabilities                            288,394          357,994          309,191

Long-term liabilities

Deferred income taxes                                 54,672           61,148           61,801

Loans from banks and other liabilities (net of current maturities):

    Notes                                            229,181           32,809          233,039

    Other liabilities                                 35,067           34,557           35,013

                                                  ----------       ----------       ----------
Total long term liabilities                          318,920          128,514          329,853

Total liabilities                                    607,314          486,508          639,044


Shareholders' equity :

Share capital                                        125,257          125,256          125,257

Capital surplus                                       90,060           90,060           90,060

Currency adjustments in respect of financial
    statements of associated companies                  (647)          (1,529)          (1,122)

Retained earnings                                    357,094          384,939          400,035

                                                  ----------       ----------       ----------
                                                     571,764          598,726          614,230
                                                  ----------       ----------       ----------
                                                   1,179,078        1,085,234        1,253,274
                                                  ----------       ----------       ----------

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME
NIS IN THOUSANDS (see note 1c)

                                                            NINE-MONTH PERIOD          THREE-MONTH PERIOD        YEAR ENDED
                                                            ENDED SEPTEMBER 30         ENDED SEPTEMBER 30         DEC. 31
                                                         ----------------------      ----------------------       --------
                                                           2004          2003          2004          2003           2003
                                                         --------      --------      --------      --------       --------
                                                              (UNAUDITED)                   (UNAUDITED)           (AUDITED)
                                                         ----------------------      ----------------------       --------
Net sales                                                 358,316       349,989       120,072       117,292        465,092

Cost of sales                                             276,764       271,976        93,390        91,197        362,185

                                                         --------      --------      --------      --------       --------
Gross profit                                               81,552        78,013        26,682        26,095        102,907
                                                         --------      --------      --------      --------       --------

Selling and marketing, administrative
  and general expenses :

    Selling and marketing                                  23,267        23,615         7,363         8,521         31,324
    Administrative and general                             17,681        19,375         6,053         5,613         24,999
                                                         --------      --------      --------      --------       --------
                                                           40,948        42,990        13,416        14,134         56,323

                                                         --------      --------      --------      --------       --------
Income from ordinary operations                            40,604        35,023        13,266        11,961         46,584
                                                         --------      --------      --------      --------       --------

Financial expenses (income) - net                           7,617        11,693         3,146          (327)        15,989

Gain from realization of assets                                           1,609                                      1,609

                                                         --------      --------      --------      --------       --------
Income before taxes on income                              32,987        24,939        10,120        12,288         32,204
                                                         --------      --------      --------      --------       --------

Taxes on income (see note 2)                                5,576         7,567         3,700         5,909          7,706

Income from operations of the company
  and the consolidated subsidiaries                        27,411        17,372         6,420         6,379         24,498
                                                         --------      --------      --------      --------       --------

Share in profits of associated companies - net             29,612        27,579         7,973         7,217         35,549

                                                         --------      --------      --------      --------       --------
Net income for the period                                  57,023        44,951        14,393        13,596         60,047
                                                         --------      --------      --------      --------       --------



Net income per NIS 1 par value of shares (in N.I.S)         1,405         1,119           356           338          1,494
                                                         --------      --------      --------      --------       --------

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

                                                                                         ADJUSTMENTS
SUMMARY OF STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                                 DUE TO THE
NIS IN THOUSANDS (see note 1c)                                                           TRANSLATION
                                                                                         OF FINANCIAL
                                                                                          STATEMENTS
                                                                   SHARE      CAPITAL    OF ASSOCIATED    RETAINED
                                                                  CAPITAL      SURPLUS     COMPANIES      EARNINGS     TOTAL
                                                                 ----------- ----------- -------------- -----------  ----------
Balance at January 1, 2004 (audited)                                125,257      90,060         (1,122)    400,035     614,230

Changes during the nine month period ended September 30, 2004
(unaudited) :

Net income                                                                                                  57,023      57,023

Dividend distributed                                                                                       (99,964)    (99,964)

Exercise of employees options into shares                                 *                                                  *

Adjustments due to the translation respect of financial
    statements of associated companies                                                             475                     475

                                                                 ----------- ----------- -------------- -----------  ----------
Balance at September 30, 2004 (unaudited)                           125,257      90,060           (647)    357,094     571,764
                                                                 ----------- ----------- -------------- -----------  ----------


Balance at January 1, 2003 (audited)                                125,256      90,060         (3,482)    439,116     650,950

Changes during the nine month period ended September 30, 2003
(unaudited) :

Net income                                                                                                  44,951      44,951

Dividend distributed                                                                                       (99,128)    (99,128)

Exercise of employees options into shares                                 *                                                  *

Adjustments due to the translation respect of financial
    statements of associated companies                                                           1,953                   1,953

                                                                 ----------- ----------- -------------- -----------  ----------
Balance at September 30, 2003 (unaudited)                           125,256      90,060         (1,529)    384,939     598,726
                                                                 ----------- ----------- -------------- -----------  ----------


Balance at July 1, 2004 (unaudited)                                 125,257      90,060           (279)    442,665     657,703

Changes during the three month period ended September 30, 2004
(unaudited):

Net income                                                                                                  14,393      14,393

Dividend distributed                                                                                       (99,964)    (99,964)

Exercise of employees options into shares                                 *                                                  *

Adjustments due to the translation respect of financial
    statements of associated companies                                                            (368)                   (368)

                                                                 ----------- ----------- -------------- -----------  ----------
Balance at September 30, 2004 (unaudited)                           125,257      90,060           (647)    357,094     571,764
                                                                 ----------- ----------- -------------- -----------  ----------


Balance at July 1, 2003 (unaudited)                                 125,256      90,060            109     445,410     660,835

Changes during the three month period ended September 30, 2003
(unaudited):

Net income                                                                                                  13,596      13,596

Dividend distributed                                                                                       (74,067)    (74,067)

Exercise of employees options into shares                                 *                                                  *

Adjustments due to the translation respect of financial
    statements of associated companies                                                          (1,638)                 (1,638)

                                                                 ----------- ----------- -------------- -----------  ----------
Balance at September 30, 2003 (unaudited)                           125,256      90,060         (1,529)    384,939     598,726
                                                                 ----------- ----------- -------------- -----------  ----------


Balance at January 1, 2003 (audited)                                125,256      90,060         (3,482)    439,116     650,950

Changes during the year ended December 31, 2003 (audited) :

Net income                                                                                                  60,047      60,047

Dividend distributed                                                                                       (99,128)    (99,128)

Exercise of employees options into shares                                 1                                                  1

Adjustments due to the translation respect of financial
    statements of associated companies                                                           2,360                   2,360

                                                                 ----------- ----------- -------------- -----------  ----------
Balance at December 31, 2003 (audited)                              125,257      90,060         (1,122)    400,035     614,230
                                                                 ----------- ----------- -------------- -----------  ----------


* Represents a sum under 1,000 NIS.



The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS
NIS IN THOUSANDS (see note 1c)

                                                            NINE-MONTH      NINE-MONTH    THREE-MONTH    THREE-MONTH
                                                           PERIOD ENDED    PERIOD ENDED   PERIOD ENDED   PERIOD ENDED    YEAR ENDED
                                                          SEPT. 30, 2004  SEPT.30, 2003  SEPT. 30,2004 SEPT. 30, 2003   DEC. 31,2003
                                                            (UNAUDITED)    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)     (AUDITED)
                                                             --------       --------       --------       --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES :

Net income for the period                                      57,023         44,951         14,393         13,596         60,047

Adjustments to reconcile net income to net cash
      provided by operating activities (*):                   (23,221)       (12,978)          (365)        15,134         (7,396)

                                                             --------       --------       --------       --------       --------
Net cash provided by operating activities                      33,802         31,973         14,028         28,730         52,651
                                                             --------       --------       --------       --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES :

Purchase of fixed assets                                      (20,943)       (19,193)        (8,823)        (7,719)       (29,247)
Short-term deposits and investments - net                     (41,999)                       45,000                       (20,000)
Associated companies :
      Investment in associated companies and loans
          granted                                                (779)        (7,786)                       (6,051)        (8,241)
      Repayment of loans                                       13,688         15,326          6,806                        21,895
Proceeds from sale of fixed assets                                670          2,741            232            749          3,332
                                                             --------       --------       --------       --------       --------
Net cash provided by (used in) investing activities           (49,363)        (8,912)        43,215        (13,021)       (32,261)
                                                             --------       --------       --------       --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES :

Notes Issuance, net of issuance expenses of NIS 800,000                                                                   198,909
Consideration in respect of the exercise of options
      by employees                                                                                                              1
Repayment of long-term loans from banks and others               (382)          (381)                                        (762)
Redemption of Notes                                            (6,666)        (6,770)                                      (6,770)
Dividend paid                                                 (99,964)       (99,128)       (99,964)       (74,067)       (99,128)
Short-term bank credit and loans - net                        (32,045)        83,307        (22,943)        45,572         40,606
                                                             --------       --------       --------       --------       --------
Net cash provided by (used in) financing activities          (139,057)       (22,972)      (122,907)       (28,495)       132,856
                                                             --------       --------       --------       --------       --------
Increase (decrease) in cash and cash equivalents             (154,618)            89        (65,664)       (12,786)       153,246
Balance of cash and cash equivalents at
beginning of period                                           158,706          5,460         69,752         18,335          5,460
                                                             --------       --------       --------       --------       --------
Balance of cash and cash equivalents at end of period           4,088          5,549          4,088          5,549        158,706
                                                             --------       --------       --------       --------       --------


(*) Adjustments to reconcile net income to net cash provided by operating activities:

Income and expenses not involving cash flows:
Associated companies:
     Share in profits of associated companies - net           (29,612)       (27,579)        (7,973)        (7,217)       (35,549)
     Dividend received from those companies                                   16,391                                       16,391
Depreciation and amortization                                  21,300         21,242          7,222          7,057         28,247
Deferred income taxes - net                                    (7,729)         2,462           (236)         4,414          3,471
Capital gains losses on sale of fixed assets                     (286)        (1,738)           (52)          (727)        (2,054)
Income from short-term deposits and investments,
not realized yet                                                  (88)                         (334)
Linkage differences (erosion) of principal of
    long-term loans from banks and others - net                    65             66             (9)           (25)            79
Exchange and linkage differences on Notes                       2,886          2,540                        (1,620)         3,110
Erosion of long-term loans to associated companies             (1,033)          (870)           (77)           507         (1,101)
Linkage differences on long term capital note to
    an associated company                                                      2,019                          (966)         2,477
Changes in operating assets and liabilities:
Decrease (increase) in receivables                            (23,274)       (31,241)          (696)         6,897        (18,195)
Decrease (increase) in inventories                              3,009          2,062          1,137         (4,822)          (159)
Increase (decrease) in payables and accrued liabilities        11,541          1,668            653         11,636         (4,113)
                                                             --------       --------       --------       --------       --------
                                                              (23,221)       (12,978)          (365)        15,134         (7,396)
                                                             --------       --------       --------       --------       --------

The accompanying notes are an integral part of the financial statements.

                          AMERICAN ISRAELI PAPER MILLS
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                              AT SEPTEMBER 30, 2004

                                   (Unaudited)

Note 1 - General

a. The interim financial statema.ts as of September 30, 2004 and for the nine and three month periods then ended (hereafter - the interim financial statements) were drawn up in condensed form, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board (hereafter - the IASB) and in accordance with the Securities (Preparation of Periodic and Immediate Financial Statements) Regulations , 1970.

b. The accounting principles applied in preparation of the interim statements are consistent with those applied in the annual financial statements, except for the adoption for the first time of standard No. 12 of the IASB - " Discontinuaunce of adjusting Financial statements of inflation", see c hereafter. Nevertheless, the interim statements do not include all the information and explanations required for the annual financial statements.

Costs unevenly incurred during the year are brought forward or deferred for interim reporting purposes if, and only if, such costs may be brought forward or deferred in the annual reporting.

c.    Transition to nominal-historical financial reporting

With effect from January 1, 2004, the company has adopted the provisions of Standard No. 12 -"Discontinuance of Adjusting Financial Statements for Inflation" - of the IASB and, pursuant thereto, the company has discontinued, from the aforesaid date, the practice of adjusting its financial statements for the effects of changes in the exchange rate of the U.S. dollar (hereafter - "the dollar").

Through December 31, 2003, the company prepared its financial statements on the basis of historical cost adjusted for the changes In the general purchasing power of Israeli currency (hereafter - "NIS"), based upon changes in the exchange rate of the dollar, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel (hereafter - "the Israeli Institute"). The adjusted amounts, as above, presented in the financial statements as of December 31, 2003 (hereafter - "the transition date"), are used as the opening balances for the nominal-historical financial reporting in the following periods. Additions made after the transition date have been included in the financial statements at their nominal values.

The comparative figures included in these financial statements are based on the adjusted financial statements for the prior reporting periods, as previously presented, after adjustment to the exchange rate for December 31, 2003 (the exchange rate in effect at the transition date).

The amounts reported for periods after the transition date are composed as follows: all the amounts originating from the period prior to the transition date are composed of their adjusted amount at the transition date, with the addition of amounts in nominal values that were added after the transition date, and net of amounts that were deducted after the transition date (the retirement of such sums is effected at their adjusted values as of transition date, their nominal values, or a combination of the two, according to the circumstances). All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

Following are the changes in exchange rate of the dollar and in the Israeli consumer price index (the "CPI"):

                                                            Exchange rate
                                                            of the dollar       CPI
                                                            -------------       ---
                                                                  %              %
                                                            -------------       ---
Increase (decrease) in the nine months ended September 30:

       2004                                                       2.4           1.2
       2003                                                      (6.2)         (1.5)


Increase (decrease) in the three months ended September 30:
       2004                                                      (0.3)         (0.2)
       2003                                                       3.0          (1.0)

Increase in the year ended December 31, 2003                     (7.6)         (1.9)

The dollar exchange rate as of September 30, 2004 is: $1=NIS 4.482

                        AMERICAN ISRAELI PAPER MILLS LTD.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                              AT SEPTEMBER 30, 2004

                                   (Unaudited)


Note 2 - Reduction of Corporate Tax Rate

On June 29, 2004, the Israeli Knesset passed the Income Tax Ordinance Amendment (No. 140 and Ad Hoc Provision) law, 2004 (hearafter - the amendment), which provides for the gradual reduction - commencing from January 1, 2004 - in the rate of corporate tax from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 - 34%, in 2006 - 32% and in 2007 and thereafter - 30%.
The amendment was signed at the beginning of July 2004 by the officials authorized by the state of Israel to approve it, and was published in the Official Gazette of the Government of Israel on July 11,2004. As a result of the amendment the tax expenses in the statement of income were reduced by NIS 5,824 millions in the period of 6 months ended June 30, 2004, on account of the company's deferred income taxes.

Note 3 - Recently issued pronouncement

At July 2004 the IASC issued Standard no. 19 - "Taxes on incem" ("the standard"), which is based on the international standard no. 12. The standard established the guidelines for the accounting of taxes on income ( recognizing, measuring, presenting and disclosing). The Standard is effective for financial statements relating to reporting periods commencing on, or after, January 1, 2005, of after. An early adoption is recommended. The company is currently examining the implications of the adoption of the Standard on its' financial statements.

Note 4 - Segment Information

Data on segment activity - In NIS in thousands:

For the period of 9 months

                                  Paper and recycling    Marketing of office supplies         Total
                                   -----------------          ------------------         -----------------
                                 Jan-Sept.    Jan-Sept.     Jan-Sept.     Jan-Sept.    Jan-Sept.    Jan-Sept.
                                   2004         2003          2004          2003         2004         2003
                                   ----         ----          ----          ----         ----         ----

Sales - net (1)                   272,284      249,185        86,032      100,804       358,316      349,989

Income (loss) from operations      44,136       34,440        (3,532)         685        40,604       35,023


For the period of 3 months

                                  Paper and recycling    Marketing of office supplies         Total
                                   -----------------          ------------------         -----------------
                                 July-Sept.  July-Sept.     July-Sept.   July-Sept.    July-Sept.   July-Sept.
                                   2004         2003          2004          2003         2004         2003
                                   ----         ----          ----          ----         ----         ----
Sales - net (1)                    92,098       82,549        27,974       34,743       120,072      117,292

Income (loss) from operations      13,938       11,313          (672)         648        13,266       11,961




(1) Represents sales to external
    customers.


AMERICAN ISRAELI PAPER                               Meizer street
MILLS LTD. GROUP                                     Industrial Zone, P.O.B. 142
                                                     Hadera 38101, Israel
                                                     Tel: 972-4-6349402
                                                     Fax: 972-4-6339740
                                                     E-Mail: chq@aipm.co.il






Enclosed  please  find  the  financial  reports  of  the  following   associated
companies:

        -       Neusiedler Hadera Paper Ltd.

        -       Hogla-Kimberly Ltd.





The financial report of the following associated companies are not included:

        - Carmel Containers Systems Ltd., according to section 44(c) of the Securities (Periodic and Immediate Reports) Regulations.

        -       TMM   Integrated   Recycling   Industries   Ltd.,   a  reporting
                corporation.

                                                                       Exhibit 4


                  NEUSIEDLER HADERA PAPER LTD. AND SUBSIDIARIES
                    UNAUDITED CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2004

                  NEUSIEDLER HADERA PAPER LTD. AND SUBSIDIARIES
                    UNAUDITED CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2004

                                TABLE OF CONTENTS



                                                      Page

Accountants' Review Report                             1
Condensed Financial Statements:
    Balance Sheets                                     2
    Statements of Operations                           3
    Statements of Changes in Shareholders' Equity      4
    Statements of Cash Flows                           5
    Notes to the Financial Statements                 6-9

The Board of Directors of
Neusiedler Hadera Paper Ltd.

Re:    Review of Unaudited Condensed Interim Consolidated
       Financial Statements for the Nine months and Three months Ended September 30, 2004

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements ("interim financial statements") of Neusiedler Hadera Paper Ltd. ("the Company") and its subsidiaries, as follows:

-     Balance sheet as of September 30, 2004.

- Statements of operations for the nine months and three months ended September 30, 2004.

- Statements of changes in shareholders' equity for the nine months and three months ended September 30, 2004.

- Statements of cash flows for the nine months and three months ended September 30, 2004.

The comparative figures as of December 31, 2003 and for the year then ended were audited by other auditors, and the comparative figures as of September 30, 2003 and for the nine months and three months then ended were reviewed by other accountants. Those other auditors and accountants issued unqualified reports on all those financial statements.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with generally accepted accounting principles in Israel and in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.

Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, October 28, 2004

                  NEUSIEDLER HADERA PAPER LTD. AND SUBSIDIARIES
                  CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
                               (NIS in thousands)


                                                               September 30,       December 31,
                                                           --------------------      -------
                                                            2004         2003         2003
                                                           -------      -------      -------
                                                          Reported     Adjusted     Adjusted
                                                           Amounts(1)  Amounts(2)   Amounts(2)
                                                           -------      -------      -------
                                                                (Unaudited)
                                                           --------------------
A S S E T S
     Current Assets
       Cash and cash equivalents                             9,668       35,947       31,678
       Trade receivables                                   159,326      153,486      147,748
       Other receivables                                    12,368      18,638 (*)   16,218 (*)
       Inventories                                         105,950       73,248       89,231
                                                           -------      -------      -------
         Total current assets                              287,312      281,319      284,875
                                                           -------      -------      -------


     Fixed Assets
       Cost                                                141,063      129,627      132,692
       Less - accumulated depreciation                      31,312       23,388       25,381
                                                           -------      -------      -------
                                                           109,751      106,239      107,311
                                                           -------      -------      -------


     Other Assets - Goodwill                                 3,958        4,580        4,423
                                                           -------      -------      -------

           Total assets                                    401,021      392,138      396,609



LIABILITIES AND SHAREHOLDERS' EQUITY
     Current Liabilities
       Short-term bank credit                               13,822           --           --
       Current maturities of long-term bank loans           15,525       14,998       15,108
       Trade payables                                      115,192       78,463      104,097
       American Israeli Paper Mills Group, net              62,838       61,832       52,968
       Other payables and accrued expenses                  15,749       18,579 (*)   17,604 (*)
                                                           -------      -------      -------
         Total current liabilities                         223,126      173,872      189,777
                                                           -------      -------      -------


     Long-Term Liabilities
       Long-term bank loans                                 38,649       53,016       51,725
       Capital notes to shareholders                        17,928       56,927       43,790
       Deferred taxes                                       25,183       28,902       29,247
       Accrued severance pay, net                              145          140          145
                                                           -------      -------      -------
         Total long-term liabilities                        81,905      138,985      124,907
                                                           -------      -------      -------


     Shareholders' Equtiy
       Share capital                                             1            1            1
       Capital reserves                                     43,352       43,352       43,352
       Retained earnings                                    52,637       35,928       38,572
                                                           -------      -------      -------
                                                            95,990       79,281       81,925
                                                           -------      -------      -------
           Total liabilities and shareholders' equity      401,021      392,138      396,609
                                                           =======      =======      =======

(*)   Reclassified.

(1)   See Note 2B(1).
(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.


-----------------------     -----------------------      -----------------------
       E.Amar                       A. Solel                  Y. Yerushalmi
Chief Financial Officer          General Manager           Vice Chairman of the
                                                            Board of Directors


Approval date of the interim financial statements: October 28 ,2004.
The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                  NEUSIEDLER HADERA PAPER LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                    (NIS in thousands, except per share data)

                                                    Nine months ended              Three months ended            Year ended
                                                      September 30,                   September 30,              December 31,
                                                 ---------------------            ---------------------            -------
                                                   2004          2003               2004          2003              2003
                                                 -------       -------            -------       -------            -------
                                                Reported      Adjusted           Reported      Adjusted           Adjusted
                                                Amounts(1)   Amounts(2)          Amounts(1)    Amounts(2)        Amounts(2)
                                                 -------       -------            -------       -------            -------
                                                      (Unaudited)                      (Unaudited)
                                                 ---------------------            ---------------------
SALES, NET                                       516,594       493,791 (*)        167,278       169,218 (*)        640,020 (*)

COST OF SALES                                    454,363       429,673 (*)        150,644       149,134 (*)        556,890 (*)
                                                 -------       -------            -------       -------            -------

        GROSS PROFIT                              62,231        64,118             16,634        20,084            83,130
                                                 -------       -------            -------       -------            -------

OPERATING COSTS AND EXPENSES
      Selling expenses                            34,276        31,248             11,031        10,080            42,892
      General and administrative expenses          5,529         6,301 (*)          1,622         2,446 (*)         8,425 (*)
                                                 -------       -------            -------       -------            -------

                                                  39,805        37,549             12,653        12,526            51,317
                                                 =======       =======            =======       =======            =======

        OPERATING PROFIT                          22,426        26,569              3,981         7,558            31,813

FINANCING EXPENSES, NET                           (8,236)       (1,626)(*)         (1,465)         (446)(*)        (2,561)(*)

OTHER INCOME (LOSS), NET                              90          (126)(*)             56           (95)(*)          (215)(*)
                                                 -------       -------            -------       -------            -------

        INCOME BEFORE INCOME TAXES                14,280        24,817              2,572         7,017            29,037

INCOME TAXES                                         215         8,942                976         3,395            10,518
                                                 -------       -------            -------       -------            -------

        NET INCOME FOR THE PERIOD                 14,065        15,875              1,596         3,622            18,519
                                                 =======       =======            =======       =======            =======


BASIC EARNINGS PER ORDINARY SHARE

      Earnings per ordinary share (in NIS)        14,065        15,875              1,596         3,622            18,519

      Number of shares used in computation         1,000         1,000              1,000         1,000             1,000
                                                 =======       =======            =======       =======            =======


(*)   Reclassified.

(1)   See Note 2B(1).
(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                          NEUSIEDLER HADERA PAPER LTD.

         CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               (NIS in thousands)



                                            Share      Capital    Retained
                                           capital    reserves    earnings      Total
                                           ------      ------      ------      ------
Nine months ended September 30, 2004
(Unaudited) (Reported Amounts (1))

      Balance - January 1, 2004                 1      43,352      38,572      81,925
      Net income for the period                                    14,065      14,065
                                           ------      ------      ------      ------
        Balance - September 30, 2004            1      43,352      52,637      95,990
                                           ======      ======      ======      ======


Nine months ended September 30, 2003
(Unaudited) (Adjusted Amounts (2))

      Balance - January 1, 2003                 1      43,352      20,053      63,406
      Net income for the period                                    15,875      15,875
                                           ------      ------      ------      ------
        Balance - September 30, 2003            1      43,352      35,928      79,281
                                           ======      ======      ======      ======


Three months ended September 30, 2004
(Unaudited) (Reported Amounts (1))

      Balance - July 1, 2004                    1      43,352      51,041      94,394
      Net income for the period                                     1,596       1,596
                                           ------      ------      ------      ------
        Balance - September 30, 2004            1      43,352      52,637      95,990
                                           ======      ======      ======      ======


Three months ended September 30, 2003
(Unaudited) (Adjusted Amounts (2))

      Balance - July 1, 2003                    1      43,352      32,306      75,659
      Net income for the period                                     3,622       3,622
                                           ------      ------      ------      ------
        Balance - September 30, 2003            1      43,352      35,928      79,281
                                           ======      ======      ======      ======


Year ended December 31, 2003
(Adjusted Amounts (2))

      Balance - January 1, 2003                 1      43,352      20,053      63,406
      Net income for the year                                      18,519      18,519
                                           ------      ------      ------      ------
        Balance - December 31, 2003             1      43,352      38,572      81,925


(1)   See Note 2B(1).
(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                  NEUSIEDLER HADERA PAPER LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (NIS in thousands)


                                                                Nine months ended            Three months ended        Year ended
                                                                  September 30,                 September 30,          December 31,
                                                               --------------------         --------------------         -------
                                                                 2004         2003            2004        2003             2003
                                                               -------      -------         -------      -------         -------
                                                              Reported     Adjusted        Reported     Adjusted        Adjusted
                                                              Amounts(1)   Amounts(2)      Amounts(1)   Amounts(2)      Amounts(2)
                                                               -------      -------         -------      -------         -------
                                                                   (Unaudited)                  (Unaudited)
                                                               --------------------         --------------------
CASH FLOWS - OPERATING ACTIVITIES

      Net income for the period                                 14,065       15,875           1,596        3,622          18,519
      Adjustments to reconcile net income to
       net cash provided by (used in) operating activities

       Income and expenses
       not involving cash flows:

         Depreciation and amortization                           6,787        6,437           2,302        2,171           8,626
         Deferred taxes, net                                       180        8,971           1,023        3,425          10,438
         Increase in liability for
           severance pay, net                                       --            9              --           (3)             14
         Capital loss (gain) from sale of fixed assets             (90)         201             (56)         108             215
         Exchange rate differences of long-term bank loans       1,250        1,252             (78)        (999)          1,460
         Exchange rate differences of long-term capital
           notes to shareholders                                 1,266           --            (187)          --              --

       Changes in assets and liabilities:

         Decrease (increase) in trade receivables              (11,578)       1,510             (25)     (14,544)          7,247
         Increase in other receivables                            (394)      (1,777)(*)      (3,798)      (2,482)(*)        (479)(*)
         Decrease (increase) in inventories                    (16,719)       6,450         (21,127)       2,517          (9,533)
         Increase in trade payables                             11,095        1,812          29,444        1,801          27,447
         Increase (decrease) in American
           Israeli Paper Mills Group, net                        9,870        7,147           2,018       (5,238)         (1,717)
         Decrease in other payables
           and accrued expenses                                 (1,855)      (5,044)(*)      (2,854)        (354)(*)      (6,020)(*)
                                                               -------      -------         -------      -------         -------
           Net cash provided by (used in)
            operating activities                                13,877       42,843           8,258       (9,976)         56,217
                                                               -------      -------         -------      -------         -------

CASH FLOWS - INVESTING ACTIVITIES

      Acquisition of fixed assets                               (8,818)      (6,182)         (4,378)      (2,712)         (9,339)
      Proceeds from sale of fixed assets                           146          596              60          271             635
                                                               -------      -------         -------      -------         -------
           Net cash used in investing activities                (8,672)      (5,586)         (4,318)      (2,441)         (8,704)
                                                               -------      -------         -------      -------         -------

CASH FLOWS - FINANCING ACTIVITIES

      Short-term bank credit, net                               13,822          (18)         10,664           --             (18)
      Repayment of long-term loans                             (13,909)     (19,728)         (6,340)     (12,302)        (21,116)
      Repayment of long-term
       capital notes to shareholders                           (27,128)     (30,653)        (13,364)          --         (43,790)
                                                               -------      -------         -------      -------         -------
           Net cash used in financing activities               (27,215)     (50,399)         (9,040)     (12,302)        (64,924)
                                                               =======      =======         =======      =======         =======

Decrease in cash and cash equivalents                          (22,010)     (13,142)         (5,100)     (24,719)        (17,411)
Cash and cash equivalents - beginning of period                 31,678       49,089          14,768       60,666          49,089
                                                               -------      -------         -------      -------         -------
Cash and cash equivalents - end of period                        9,668       35,947           9,668       35,947          31,678
                                                               =======      =======         =======      =======         =======



(*)   Reclassified.

(1)   See Note 2B(1).
(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                  NEUSIEDLER HADERA PAPER LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004


NOTE 1 - BASIS OF PRESENTATION

        The unaudited condensed interim consolidated financial statements as of September 30, 2004 and for the nine months and three months then ended ("interim financial statements") of Neusiedler Hadera Paper Ltd. ("the Company") and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2003 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the dates and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        A.  General

            The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, "Interim Financial Reporting".

        B.  New Accounting Standards

            The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements with the exception of the following:

            (1) Cessation  of  Financial  Statement  Adjustment  and  Change  to
                Reporting in Reported Amounts - Standard No. 12

                (a) Definitions:

                    Adjusted Amount - historical nominal amount adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.

                    Reported Amount - Adjusted Amount plus amounts in nominal terms added subsequent to December 31, 2003, and less amounts subtracted after that date.

                  NEUSIEDLER HADERA PAPER LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

        B.  New Accounting Standards (cont.)

            (1) Cessation  of  Financial  Statement  Adjustment  and  Change  to
                Reporting in Reported Amounts - Standard No. 12 (cont.)

                (b) In  January  2004,  Israeli   Accounting   Standard  No.  12
                    "Cessation of Financial Statements Adjustment" came into effect. Following the initial implementation of Standard No. 12, commencing January 1, 2004, the Group ceased the presentation of its financial statements based on nominal historical cost adjusted for the changes in the exchange rate of the US Dollar in relation to the NIS. Effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, the Group's financial statements are prepared and presented in Reported Amounts.

                    Comparative figures included in the interim financial statements relating to December 31, 2003 and September 30, 2003 and for the year and nine-month and three-month periods respectively then ended, are presented in Adjusted Amounts.

                (c) Reported Amounts are determined as follows:

                    Balance Sheet Items

                    Monetary items (items whose balance sheet amount reflects their current value or realization value at the balance sheet date) are presented at their nominal value as of the balance sheet date.

                    Non-monetary items are presented at their Adjusted Amounts plus additions and dispositions occurring during the reporting period. Additions made subsequent to December 31, 2003 and dispositions of items added subsequent to such date, are presented at their historical nominal value. Dispositions of items added prior to December 31, 2003 are presented at their Adjusted Amount.

                    Statement of Operation Items

                    Income and expenses reflecting transactions, and financial income and expenses, are presented at their nominal value.

                    Income and expenses deriving from non-monetary items (mainly depreciation and amortization) were presented in a manner corresponding to the presentation of the related non-monetary balance sheet item, as illustrated above.

                (d) The amounts at which  non-monetary  items are  presented  in these interim financial statements do not necessarily represent their realization value or economic value, but solely their Reported Amount.

                  NEUSIEDLER HADERA PAPER LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

    B.  New Accounting Standards (cont.)

        (2) Amortization of Goodwill - Standard No. 20

            In March 2004, the Israeli Accounting Standards Board issued Standard No. 20 "The Amortization Period of Goodwill". Standard No. 20 calls for the amortization of goodwill over its useful life, based on a systematic method that should reflect the estimated expected period in which the goodwill is to contribute economic benefits. The amortization period shall not exceed 20 years from the date on which the goodwill was initially recognized. Standard No. 20 is in effect for reporting periods commencing January 1, 2004, and its provisions are to be applied on a prospective basis. The implementation of Standard No. 20 did not, and is not expected to, affect the Group's financial position and results of operations.

        (3) New Accounting Pronouncement - Income Taxes

            In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19 "Income Taxes" (the "Standard"). The Standard established the guidelines for recognizing, measuring, presenting and disclosing taxes on income taxes in the financial statements. The Standard is effective for financial statements relating to reporting periods commencing on, or after, January 1, 2005. The initial adoption of the Standard shall be accounted for by the cumulative effect of change in accounting method, for the beginning of the period in which the Standard is initially adopted. The Group is currently examining the implications of the Standard, yet is unable, at this stage, to estimate its impact on the Group's financial position and results of operations.

        C. Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index ("CPI").

                                                                   Representative
                                                                      Exchange                 CPI
                                                                 Rate of the dollar      "in respect of"
            As of:                                                  (NIS per $1)           (in points)
                                                                   ------------           ------------
            September 30, 2004                                         4.482                  180.74
            September 30, 2003                                         4.441                  179.30
            December 31, 2003                                          4.379                  178.58

            Increase (decrease) during the:                              %                     %
            Nine months ended September 30, 2004                        2.4                    1.2
            Nine months ended September 30, 2003                       (6.2)                  (1.5)
            Three months ended September 30, 2004                      (0.3)                  (0.2)
            Three months ended September 30, 2003                       3.0                   (1.0)
            Year ended December 31, 2003                               (7.6)                  (1.9)

                  NEUSIEDLER HADERA PAPER LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004


NOTE 3 - REDUCTION OF CORPORATE TAX RATE

        In June 2004, the Israeli Knesset passed Amendment No. 140 to the Income Tax Ordinance, according to which the corporate income-tax rate would be gradually reduced from 36% to 30% by 2007 (2004-35%, 2005-34%, 2006-32%,
        2007-30%). The effect of this change on the Group's deferred income tax provisions is reflected by a reduction of NIS 4,889 thousand in income tax expense for the nine-month period ended September 30, 2004.

                                                                       Exhibit 5


                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                    UNAUDITED CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2004

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                    UNAUDITED CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2004




                                TABLE OF CONTENTS
                                -----------------



                                                                   Page
                                                                   ----

      Accountants' Review Report                                     1
      Condensed Financial Statements:
          Balance Sheets                                             2
          Statements of Operations                                   3
          Statements of Changes in Shareholders' Equity             4-5
          Statements of Cash Flows                                  6-7
          Notes to the Financial Statements                        8-12

The Board of Directors of
Hogla-Kimberly Ltd.

Re: Review of Unaudited Condensed Interim Consolidated Financial Statements for the Nine Months and Three Months Ended September 30, 2004

Gentlemen:

At your request, we have reviewed the condensed interim  consolidated  financial
statements  ("interim  financial   statements")  of  Hogla-Kimberly  Ltd.  ("the
Company") and its subsidiaries, as follows:

    -   Balance sheet as of September 30, 2004.

    - Statements of operations for the nine months and three months ended September 30, 2004.

    - Statements of changes in shareholders' equity for the nine months and three months ended September 30, 2004.

    - Statements of cash flows for the nine months and three months ended September 30, 2004.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with generally accepted accounting principles in Israel and in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.




Brightman Almagor & Co.

Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu
Tel Aviv, November 9, 2004

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                  CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
                               (NIS in thousands)

                                                          September 30,      December 31,
                                                      --------------------      -------
                                                      2 0 0 4      2 0 0 3      2 0 0 3
                                                      -------      -------      -------
                                                     Reported     Adjusted     Adjusted
                                                     Amounts(1)   Amounts(3)   Amounts(3)
                                                      -------      -------      -------
    Current Assets                                        (Unaudited)
                                                      --------------------
    Cash and cash equivalents                          93,197       16,270       37,340
    Current maturities of long-term deposits                -        7,882        7,882
    Trade receivables                                 271,470      226,683      229,979
    Other receivables                                  29,305       14,547       14,222
    Inventories                                       110,588       86,652       92,664
                                                      -------      -------      -------
                                                      504,560      352,034      382,087
                                                      -------      -------      -------
Long-Term Investments
    Long-term deposits                                 71,712       70,064       70,064
    Capital note of shareholder                        32,770       32,313       32,770
                                                      -------      -------      -------
                                                      104,482      102,377      102,834
                                                      -------      -------      -------
Fixed Assets
    Cost                                              485,918      472,158      479,744
    Less - accumulated depreciation                   216,310      206,030      210,176
                                                      -------      -------      -------
                                                      269,608      266,128      269,568
                                                      -------      -------      -------

Other Assets - Goodwill                                27,619       29,765       29,073
                                                      -------      -------      -------
                                                      906,269      750,304      783,562

Current Liabilities
    Short-term bank credit                                  -            -        1,087
    Short-term loans and
      current maturities of long-term bank loans       44,372       19,102       15,147
    Trade payables                                    184,250      127,969      139,555
    Other payables and accrued expenses                43,559       36,850       37,632
                                                      -------      -------      -------
                                                      272,181      183,921      193,421
                                                      -------      -------      -------
Long-Term Liabilities
    Long-term bank loans                               91,880       89,770       96,338
    Deferred taxes                                     32,937       28,030       29,428
                                                      -------      -------      -------
                                                      124,817      117,800      125,766
                                                      -------      -------      -------

Minority Interest                                      53,721       47,535       51,394
                                                      -------      -------      -------

Shareholders' Equity
    Share capital                                      29,038       28,788       28,788
    Capital reserves                                  180,414      156,799      156,799
    Translation adjustments relating to
       foreign held autonomous Subsidiary (2)             951            -            -
    Retained earnings                                 245,147      215,461      227,394
                                                      -------      -------      -------
                                                      455,550      401,048      412,981
                                                      -------      -------      -------
                                                      906,269      750,304      783,562
                                                      =======      =======      =======


(1) See Note 2B(1).
(2) See Note 2B(2).
(3) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.


-----------------------     -----------------------      -----------------------
      T.  Davis                   A.  Magid                   A.  Brenner
 Chairman of the Board         Financial Manager           Managing Director
    of Directors


Approval date of the interim financial statements: November 9, 2004. The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                               (NIS in thousands)

                                      Nine months ended                Three months ended            Year ended
                                        September 30,                     September 30,              December 31,
                                  --------------------------        --------------------------        ---------
                                   2 0 0 4          2 0 0 3          2 0 0 4          2 0 0 3          2 0 0 3
                                  ---------        ---------        ---------        ---------        ---------
                                   Reported         Adjusted         Reported         Adjusted         Adjusted
                                  Amounts(1)       Amounts(2)       Amounts(1)       Amounts(2)       Amounts(2)
                                  ---------        ---------        ---------        ---------        ---------
                                                          (Unaudited)
                                  ------------------------------------------------------------
Net sales                           785,306          638,472          260,382          233,847          868,671

Cost of sales                       545,589          458,384          181,780          165,866          621,014
                                  ---------        ---------        ---------        ---------        ---------

Gross profit                        239,717          180,088           78,602           67,981          247,657

Selling expenses                    142,429           94,108           47,647           33,527          130,670

    General and
  administrative expenses            31,451           29,643           10,957           10,260           39,046
                                  ---------        ---------        ---------        ---------        ---------

Operating profit                     65,837           56,337           19,998           24,194           77,941

Financing income
  (expenses), net                    (7,447)           5,298           (1,125)          (4,294)           5,517

Other income, net                     1,257              425                -              198              496
                                  ---------        ---------        ---------        ---------        ---------

Income before income
  taxes                              59,647           62,060           18,873           20,098           83,954

Income taxes                         15,702           14,463            5,033            8,047           20,566
                                  ---------        ---------        ---------        ---------        ---------

Income after income
   taxes                             43,945           47,597           13,840           12,051           63,388

Minority interest in losses
  (earnings) of Subsidiary           (2,327)          (3,277)            (834)              77           (7,135)
                                  ---------        ---------        ---------        ---------        ---------

Net income for the
  period                             41,618           44,320           13,006           12,128           56,253
                                  =========        =========        =========        =========        =========

Earnings per share
  (in NIS) (*)                         4.89             5.21             1.53             1.42             6.61
                                  =========        =========        =========        =========        =========

Number of shares
  used in computation (*)         8,513,473        8,513,473        8,513,473        8,513,473        8,513,473
                                  =========        =========        =========        =========        =========



(*) Retroactively adjusted for the effect of bonus shares distribution.


(1) See Note 2B(1).
(2) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.


The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
         CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               (NIS in thousands)



                                                                          Translation
                                                                           adjustments                        Dividend
                                                                           relating to                        declared
                                                                          foreign held                      subsequent to
                                                 Share         Capital     autonomous       Retained        balance sheet
                                                capital        reserves    Subsidiary       earnings             date        Total
                                                --------       --------     --------        --------           --------     --------
Nine months ended
   September 30, 2004 (unaudited)
   (Reported Amounts (1))

Balance - January 1, 2004                         28,788        156,799            -         227,394                  -      412,981
Distribution of bonus shares                         250         23,615                      (23,865)                              -
Translation adjustments
   relating to foreign held
   autonomous Subsidiary (2)                                                     951                                             951
 Net income for the period                                                                    41,618                          41,618
                                                --------       --------     --------        --------           --------     --------
     Balance - September 30, 2004                 29,038        180,414          951         245,147                   -     455,550
                                                ========       ========     ========        ========           ========     ========

Nine months ended
   September 30, 2003 (unaudited)
   (Adjusted Amounts (3))

Balance - January 1, 2003                         28,788        156,799            -         171,141             32,843      389,571
Dividend paid                                                                                                   (32,843)    (32,843)
Net income for the period                                                                     44,320                          44,320
                                                --------       --------     --------        --------           --------     --------
     Balance - September 30, 2003                 28,788        156,799            -         215,461                   -     401,048
                                                ========       ========     ========        ========           ========     ========


(1) See Note 2B(1).
(2) See Note 2B(2).
(3) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                               HOGLA-KIMBERLY LTD.
         CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               (NIS in thousands)

                                                                           Translation
                                                                           adjustments                     Dividend
                                                                           relating to                     declared
                                                                           foreign held                   subsequent to
                                                 Share         Capital      autonomous     Retained       balance sheet
                                                capital        reserves     Subsidiary     earnings           date          Total
                                               ---------      ---------     ---------      ---------        --------      ---------
Three months ended
   September 30, 2004 (unaudited)
   (Reported Amounts (1))

Balance - July 1, 2004                            28,788        156,799         1,690        256,006               -        443,283
Distribution of bonus shares                         250         23,615                      (23,865)                             -
Translation adjustments
   relating to foreign held
   autonomous Subsidiary (2)                                                     (739)                                         (739)
 Net income for the period                                                                    13,006                         13,006
                                               ---------      ---------     ---------      ---------        --------      ---------
     Balance - September 30, 2004                 29,038        180,414           951        245,147               -        455,550
                                               =========      =========     =========      =========        ========      =========

Three months ended
   September 30, 2003 (unaudited)
   (Adjusted Amounts (3))

Balance - July 1, 2003                            28,788        156,799             -        203,333               -        388,920
Net income for the period                                                                     12,128                         12,128
                                               ---------      ---------     ---------      ---------        --------      ---------
   Balance - September 30, 2003                   28,788        156,799             -        215,461               -        401,048
                                               =========      =========     =========      =========        ========      =========

Year ended
   December 31, 2003
   (Adjusted Amounts (3))

Balance - January 1, 2003                         28,788        156,799             -        171,141          32,843        389,571
Dividend paid                                                                                                (32,843)       (32,843)
Net income for the year                                                                       56,253                         56,253
                                               ---------      ---------     ---------      ---------        --------      ---------
    Balance - December 31, 2003                   28,788        156,799             -        227,394               -        412,981
                                               =========      =========     =========      =========        ========      =========



(1) See Note 2B(1).
(2) See Note 2B(2).
(3) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (NIS in thousands)

                                              Nine months ended          Three months ended       Year ended
                                                September 30,               September 30,        December 31,
                                           ---------------------       ---------------------       -------
                                           2 0 0 4       2 0 0 3       2 0 0 4       2 0 0 3       2 0 0 3
                                           -------       -------       -------       -------       -------
                                          Reported      Adjusted       Reported     Adjusted       Adjusted
                                          Amounts(1)    Amounts(3)    Amounts(1)    Amounts(3)     Amounts(3)
                                           -------       -------       -------       -------       -------
                                                              (Unaudited)
                                           -------------------------------------------------
Cash flows - operating activities
   Net income for the period                41,618        44,320        13,006        12,128        56,253
   Adjustments to reconcile net
    income to net cash provided by
    (used in) operating activities
    (Appendix A)                            (5,853)       (4,905)      (16,504)       12,110         4,190
                                           -------       -------       -------       -------       -------
   Net cash provided by (used in)
    operating activities                    35,765        39,415        (3,498)       24,238        60,443
                                           -------       -------       -------       -------       -------

Cash flows - investing activities
   Withdrawal of long-term bank
    deposits                                 8,138         9,195         8,138         1,313         9,195
   Acquisition of fixed assets             (13,794)      (23,726)       (7,677)       (6,567)      (26,953)
   Proceeds from sale of fixed assets        1,827         1,357             -           826         1,092
                                           -------       -------       -------       -------       -------
   Net cash provided by (used in)
    investing activities                    (3,829)      (13,174)          461        (4,428)      (16,666)
                                           -------       -------       -------       -------       -------

Cash flows - financing activities
   Dividend paid                                 -       (32,843)            -             -       (32,843)
   Long-term loans received                 38,052        22,124        24,449        11,387        28,949
   Repayment of long-term loans            (15,162)      (20,582)      (10,741)      (12,700)      (24,960)
   Short-term bank credit, net              (1,087)            -             -       (12,065)        1,087
                                           -------       -------       -------       -------       -------
   Net cash provided by (used in)
    financing activities                    21,803       (31,301)       13,708       (13,378)      (27,767)
                                           -------       -------       -------       -------       -------

Translation adjustments of cash
    and cash equivalents of
    foreign held autonomous
    Subsidiary (2)                           2,118             -         2,157             -             -
                                           -------       -------       -------       -------       -------
Increase (decrease) in cash and
   cash equivalents                         55,857        (5,060)       12,828         6,432        16,010
Cash and cash equivalents -
   beginning of period                      37,340        21,330        80,369         9,838        21,330
                                           -------       -------       -------       -------       -------
Cash and cash equivalents -
   end of period                            93,197        16,270        93,197        16,270        37,340
                                           =======       =======       =======       =======       =======


(1) See Note 2B(1).
(2) See Note 2B(2).
(3) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
      APPENDICES TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (NIS in thousands)

                                          Nine months ended          Three months ended        Year ended
                                            September 30,               September 30,         December 31,
                                        ---------------------       ---------------------       -------
                                        2 0 0 4       2 0 0 3       2 0 0 4       2 0 0 3       2 0 0 3
                                        -------       -------       -------       -------       -------
                                       Reported       Adjusted     Reported       Adjusted     Adjusted
                                       Amounts(1)    Amounts(2)    Amounts(1)    Amounts(2)    Amounts(2)
                                        -------       -------       -------       -------       -------
                                                           (Unaudited)
                                        -------------------------------------------------
A.  Adjustments to reconcile
    net income to net cash
    provided by (used in)
    operating activities

    Income and expenses not
    involving cash flows:
    Minority interest in earnings
      (losses) of Subsidiary              2,327         3,277           834           (77)        7,135
    Depreciation and amortization        18,205        19,688         6,479         6,704        25,213
    Deferred taxes, net                    (983)        6,873          (295)        2,806         8,251
    Gain from sale of fixed assets       (1,257)         (425)            -          (198)         (482)
    Effect of exchange rate
      differences, net                    1,039        (1,976)        1,594         1,010        (2,266)

    Changes in assets and
    Liabilities:
    Increase in trade receivables       (44,444)      (44,564)      (14,583)      (17,820)      (47,933)
    Increase in other receivables       (11,229)       (2,459)       (8,234)       (1,289)       (2,115)
    Decrease (increase) in
     inventories                        (19,554)         (225)          559        13,856        (6,237)
    Increase (decrease) in trade
     payables                            32,749         9,617        (3,934)       15,276        27,544
    Net change in balances with
     related parties                     11,058           944          (446)      (14,049)      (10,050)
    Increase in other payables
     and accrued expenses                 6,236         4,345         1,522         5,891         5,130
                                        -------       -------       -------       -------       -------
                                         (5,853)       (4,905)      (16,504)       12,110         4,190
                                        =======       =======       =======       =======       =======

B.  Non-cash activities

    Acquisition of fixed assets on
     credit                               7,368         5,856         4,005         1,490         8,661

(1) See Note 2B(1).

(2) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.


The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004


NOTE 1 - BASIS OF PRESENTATION

        The unaudited condensed interim consolidated financial statements as of September 30, 2004 and for the nine months and three months then ended ("interim financial statements") of Hogla-Kimberly Ltd. ("the Company") and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2003 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the dates and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        A.      General

                The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, "Interim Financial Reporting".

        B.      New Accounting Standards

                The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements with the exception of the following:

                (1) Cessation of Financial Statement Adjustment and Change to Reporting in Reported Amounts - Standard No. 12

                        (a)     Definitions:

                                Adjusted Amount - historical nominal amount adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.

                                Reported Amount - Adjusted Amount plus amounts in nominal terms added subsequent to December 31, 2003, and less amounts subtracted after that date.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.      New Accounting Standards (cont.)

        (1) Cessation of Financial Statement Adjustment and Change to Reporting in Reported Amounts - Standard No. 12 (cont.)

                (b) In January 2004, Israeli Accounting Standard No. 12 "Cessation of Financial Statements Adjustment" came into effect. Following the initial implementation of Standard No. 12, commencing January 1, 2004, the Group ceased the presentation of its financial statements based on nominal historical cost adjusted for the changes in the exchange rate of the US Dollar in relation to the NIS. Effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, the Group's financial statements are prepared and presented in Reported Amounts.

                        Comparative figures included in the interim financial statements relating to December 31, 2003 and September 30, 2003 and for the year and nine-month and three-month periods respectively then ended, are presented in Adjusted Amounts.

                (c)     Reported Amounts are determined as follows:

                        Balance Sheet Items

                        Monetary items (items whose balance sheet amount reflects their current value or realization value at the balance sheet date) are presented at their nominal value as of the balance sheet date.

                        Non-monetary items are presented at their Adjusted Amounts plus additions and dispositions occurring during the reporting period. Additions made subsequent to December 31, 2003 and dispositions of items added subsequent to such date, are presented at their historical nominal value. Dispositions of items added prior to December 31, 2003 are presented at their Adjusted Amount.

                        Minority interest in a Subsidiary is presented based on the interim financial statements of that Subsidiary prepared according to the guidance of Standard No. 12.

                        Statement of Operation Items

                        Income  and  expenses   reflecting   transactions,   and
                        financial income and expenses, are presented at their nominal value.

                        Income and expenses deriving from non-monetary items (mainly depreciation and amortization) are presented in a manner corresponding to the presentation of the related non-monetary balance sheet item, as illustrated above.

                        Minority interest in earnings of a Subsidiary is determined based on the interim financial statements of that Subsidiary prepared according to the guidance of Standard No. 12.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

        B.      New Accounting Standards (cont.)

                (1) Cessation of Financial Statement Adjustment and Change to Reporting in Reported Amounts - Standard No. 12 (cont.)

                        (d) The amounts at which non-monetary items are presented in these interim financial statements do not necessarily represent their realization value or economic value, but solely their Reported Amount.

                (2)     Translation of Foreign Operations'  Financial Statements
                        - Standard No. 13

                        (a) In January 2004, Israeli Accounting Standard No. 13 "Effect of Changes in Foreign Exchange Rates" came into effect. This Standard addresses the translation of transactions denominated in foreign currency, as well as the translation of financial statements of a foreign entity, for inclusion in the financial statements of the reporting company. Standard No. 13 supersedes Clarifications No. 8 and 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which were nullified on the date on which Accounting Standard No. 12 came into effect, as described in (1) above.

                        (b) A foreign entity classified as a foreign held autonomous subsidiary

                                o Following the implementation of Standard No. 13, commencing January 2004 goodwill derived from an investment made in another entity is to be treated as one of that entity's assets. Accordingly, the goodwill associated with the Group's investment in Ovisan (a Subsidiary located in Turkey) is translated to NIS at the closing rate, rather than at the exchange rate at the date in which said investment was made, as was previously required under the applicable accounting literature in effect through December 31, 2003.

                                o Monetary and non-monetary assets and liabilities of the foreign entity are translated at the closing rate.

                                o Statement of operations items and cash flow items of the foreign entity are translated, in general, by the average exchange rate for the reporting period, rather than by the closing rate as was previously required under the applicable accounting literature prior to the date in which Standard No. 13 came into effect (January 1, 2004).

                                o All differences resulting from the translation of the foreign entity's financial statements by the method
                                        described   above,  are  included  in  a
                                        separate   component  of   shareholders'
                                        equity   as   "Translation   adjustments
                                        relating  to  foreign  held   autonomous
                                        Subsidiary".

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

        B.      New Accounting Standards (cont.)

                (3)     Amortization of Goodwill - Standard No. 20

                        In March 2004, the Israeli Accounting Standard Board issued Standard No. 20 "The Amortization Period of Goodwill". Standard No. 20 calls for the amortization of goodwill over its useful life, based on a systematic method that should reflect the estimated expected period in which the goodwill is to contribute economic benefits. The amortization period shall not exceed 20 years from the date on which the goodwill was initially recognized. Standard No. 20 is in effect for reporting periods commencing January 1, 2004, and its provisions are to be applied on a prospective basis. The implementation of Standard No. 20 did not, and is not expected to, affect the Group's financial position and results of operations.

                (4)     Income taxes - Standard No. 19

                        In July 2004, the Israeli Accounting Standard Board published Accounting Standard No. 19 "Income Taxes" (the "Standard"). The Standard established the guidelines for recognizing, measuring, presenting and disclosing income taxes in the financial statements. The Standard is effective for financial statements relating to reporting periods commencing on, or after, January 1, 2005. The initial adoption of the Standard shall be accounted for by the cumulative effect of a change in accounting method, for the beginning of the period in which the Standard is initially adopted. The Group is currently examining the implications of the Standard, yet is unable, at this stage, to estimate its impact on the Group's financial position and results of operations.

        C. During the nine months ended September 30, 2004, the representative exchange rate of the US Dollar vis-a-vis the NIS increased by 2.4%, the exchange rate of the Turkish Lira vis-a-vis the NIS increased by 4.6%, and the Israeli Consumer Price Index increased by 1.2%. During the three months ended September 30, 2004, the representative exchange rate of the US Dollar vis-a-vis the NIS decreased by 0.3%, the exchange rate of the Turkish Lira vis-a-vis the NIS increased by 1.5%, and the Israeli Consumer Price Index decreased by 0.2%.

NOTE 3 - ADDITIONAL INFORMATION

        A.      Reduction of Corporate Tax Rate

                In June 2004, the Israeli Knesset passed Amendment No. 140 to the Income Tax Ordinance, according to which the corporate income-tax rate would be gradually reduced from 36% to 30% by 2007 (2004-35%, 2005-34%, 2006-32%, 2007-30%). The effect of this change on the Group's deferred income tax provisions is reflected by a reduction of approximately NIS 4.2 million in income tax expense for the nine-month period ended September 30, 2004.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004


NOTE 3 - ADDITIONAL INFORMATION (cont.)

        B. In connection with the Company's approved enterprise program, in September 2004, the Company's Board of Directors decided to issue to the Company's shareholders 250,000 bonus shares with a premium of NIS 94.46 for each share.